EXHIBIT (d)(3)(c)

TIAA-CREF Life Insurance Company 730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200

Level Cost of Insurance Endorsement

This endorsement is added to and becomes a part of the base policy on the effective date shown in the attached Specifications page. This endorsement changes the guaranteed maximum cost of insurance rates applied to the face amount segment identified on the Specifications section of this endorsement. While this endorsement’s Funding Requirement is satisfied, the guaranteed maximum cost of insurance rates will equal the level rates contained in Column I on the Specifications page. While the Funding Requirement is not satisfied, the guaranteed maximum cost of insurance rates will equal the rates contained in Column II on the Specifications page.

Funding Requirement

To satisfy this endorsement’s Funding Requirement, Actual Funding must be no less than Required Funding. If the Funding Requirement is not satisfied at any time while this endorsement is in force, you may satisfy the Funding Requirement by making a premium payment at least equal to the excess of Required Funding over Actual Funding.

Any change in cost of insurance rates due to a change in satisfaction of the Funding Requirement will only be applied prospectively. Cost of insurance charges effective prior to such a change will not be affected.

Actual Funding

Actual Funding equals premiums paid less withdrawals taken since issue of the base policy. If, upon addition of this endorsement, no other Level Cost of Insurance Endorsements are attached to the base policy, then Actual Funding will be reset to the policy value of the base policy.

Policy loans taken may affect the policy value of the base policy. Aside from this effect, policy loans do not impact satisfaction of the Funding Requirement.

Required Funding

Required Funding equals the sum of the Level Cost of Insurance Premiums for each monthly date elapsed since issue. Before any Level Cost of Insurance Endorsements have been attached to the base policy, the Level Cost of Insurance Premium is zero. If, upon addition of this endorsement, no other Level Cost of Insurance Endorsements are attached to the base policy, then Required Funding will be reset to the Level Cost of Insurance Premium on the effective date of this endorsement.

The Level Cost of Insurance Premium on the effective date of this endorsement is shown on the Specifications page. This premium will not change unless you change the face amount or death benefit option of the base policy, the underwriting class of the person insured by the policy, or any additional riders or endorsements. If the premium changes, we will send you a new page or addendum containing the new premium. The effective date of the new premium will be the effective date of the change in face amount, death benefit option, underwriting class, rider, or endorsement.

Face Amount Changes

If the face amount of the base policy changes, the guaranteed maximum cost of insurance rates provided by this endorsement may change. If the rates change, we will send you new pages or addenda containing the new rates. The effective date of the new rates will be the effective date of the change in face amount.

Endorsement Values

There is no charge for this endorsement. However, this endorsement changes the cost of insurance charges under the base policy.

This endorsement does not have any value that can be used for partial withdrawals, surrenders or policy loans. However, this endorsement will affect the policy value of the base policy because the endorsement changes the base policy cost of insurance rates.

Incontestability

We have the right to contest the validity of this endorsement for two years from its issue date. Once this endorsement has been in force for two years from the issue date during the lifetime of the person insured by the base policy, we generally lose the right to contest the validity of this endorsement. If we successfully contest the validity of this endorsement, the policy value of the base policy will be recalculated as if this endorsement had never been attached.

Policy Addition

We issued this endorsement because you asked us to add it to your policy. The endorsement is attached to your policy, it forms part of your policy, and the terms of the policy apply to it.

Commencement

The issue date and effective date of this endorsement are shown on its Specifications page. This endorsement does not affect any cost of insurance charges under the base policy effective prior to the effective date of this endorsement.

Termination

This endorsement will end on the earliest of:

•	the expiration date shown on the Specifications page,

•	termination of the face amount segment identified on the Specifications page, or

•	receipt of your request to terminate this endorsement in a form satisfactory to us at our administrative office.

You may terminate this endorsement at any time at no additional cost. When this endorsement terminates, guaranteed maximum cost of insurance rates applied to the face amount segment will revert back to those specified in the base policy. If this endorsement terminates, it cannot be reinstated.

TIAA-CREF Life Insurance Company

[Insurance Service Center

P.O. Box XXX

Atlanta, GA 31139

Tel: 1 800 223 1200]

/s/ Mark L. Serlen	/s/ Bertram L. Scott
Secretary	President

Level Cost of Insurance Endorsement

Specifications

Face amount segment covered by endorsement:
Effective date	[01/01/2002]
Amount	[$100,000.00]

Endorsement:
Effective date	[01/01/2002]
Issue date	[01/01/2002]
Expiration date	[12/31/2011]

Level Cost of Insurance Premium	[$	81.48 monthly	]

Guaranteed Maximum Monthly Cost of Insurance Rates per $1,000 of Net Amount at Risk

Endorsement Year	I	II
[1	0.125930	0.144301
2	0.125930	0.151816
3	0.125930	0.161836
4	0.125930	0.172693
5	0.125930	0.184387
6	0.125930	0.198589
7	0.125930	0.213629
8	0.125930	0.229508
9	0.125930	0.247602
10	0.125930	0.266293]

The rates in column I apply while the Funding Requirement is satisfied.

The rates in column II apply while the Funding Requirement is not satisfied.

The premium needed to keep this policy in force after this endorsement expires may be greater than the premium needed while this endorsement is in force. This is because the cost of insurance rates provided by this endorsement may be lower than those provided by the base policy after this endorsement expires. Before expiration of this endorsement, it is advisable to contact us for additional information on the appropriate premium payment amount.